UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2012

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

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(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date December 6, 2012	By /s/ Wang Jian
Name: Wang Jian
Title: Joint Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 00670)

CONNECTED TRANSACTION

AND

VOLUNTARY ANNOUNCEMENT

CONNECTED TRANSACTION

On 6 December 2012, the Company entered into the Agreement with COSCO, pursuant to which the Company agreed to purchase and COSCO agreed to sell the COSCO Sale Interests in the Target Company.

COSCO is a substantial shareholder of the Target Company, which in turn is a subsidiary of the Company, and COSCO is thus a connected person of the Company. Accordingly, the COSCO Acquisition constitutes a connected transaction of the Company.

As the relevant applicable percentage ratios set out in the Listing Rules in respect of the COSCO Acquisition are less than 5%, the COSCO Acquisition is subject to reporting and announcement requirements under Rule 14A.32 of the Listing Rules and is exempt from the approval of the independent shareholders of the Company.

VOLUNTARY DISCLOSURE

On 6 December 2012, the Company also entered into an agreement with China Cargo, pursuant to which the Company agreed to purchase and China Cargo agreed to sell the China Cargo Sale Interests in the Target Company.

The China Cargo Acquisition does not constitute a notifiable transaction or connected transaction under Chapters 14 or 14A of the Listing Rules.

THE AGREEMENT

On 6 December 2012, the Company entered into the Agreement with COSCO, pursuant to which the Company agreed to purchase and COSCO agreed to sell the COSCO Sale Interests in the Target Company.

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Consideration

Pursuant to the Agreement, the Company will pay COSCO the Consideration in cash. The Consideration will be funded from the Company’s internal resources.

The Consideration was determined based on the appraised value of the COSCO Sale Interests set out in the Valuation Report prepared using the assets-based approach (being RMB716,528,931.38), and mutually agreed by the parties to be adjusted to the sum of the Consideration by deducting the distributed dividends of the Target Company for the year ended 31 December 2011 (being RMB519,403,900) that were received by COSCO on 2 November 2012 (being RMB154,263,000).

Completion

COSCO shall transfer the COSCO Sale Interests to the Company on the date of execution of the Agreement.

The Company shall pay the Consideration in cash on a one-off basis within five (5) days from the date of execution of the Agreement

The Company and COSCO shall cooperate on the registration of transfer of the COSCO Sale Interests with the relevant PRC authorities. The transfer of the COSCO Sale Interests shall be completed after the said registration.

COSCO will enjoy any profit or bear any loss of the Target Company in relation to the COSCO Sale Interests during the period from the valuation date, being 31 December 2011, to the completion of the said registration.

Information about the parties

The Company is principally engaged in the business of civil aviation.

COSCO is principally engaged in the business of global passenger and cargo shipping, charter booking, voyage charter, time charter, leasing, ship building, purchase and sale of ships, container manufacturing and repairing and accessory making, warehousing, forwarding, multimodal transport and door-to-door transport, and other approved overseas futures business.

The Target Company is principally engaged in the business of shipping agency, ground cargo handling, road freight transport (general freight), warehousing, property management, etc..

The audited net profit (or loss) before and after tax and extraordinary items of the Target Company for the two years ended 31 December 2010 and 2011 respectively were as follows:

	Year ended 31 December
	2011 (RMB)	2010 (RMB)
Net profit (loss) before tax and extraordinary items	320,491,783.20	271,403,432.44
Net profit (loss) after tax and extraordinary items	236,894,802.28	205,679,088.56

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The book value of the net assets of the Target Company based on PRC accounting standards as stated in the Valuation Report as at 31 December 2011 is RMB815,191,702.11. The net asset value of the Target Company based on PRC accounting standards as stated in the Valuation Report as at 31 December 2011 is RMB2,412,555,324.51.

VOLUNTARY DISCLOSURE

On 6 December 2012, the Company also entered into an agreement with China Cargo, pursuant to which the Company agreed to purchase and China Cargo agreed to sell the China Cargo Sale Interests in the Target Company.

The China Cargo Acquisition does not constitute a notifiable transaction or connected transaction under Chapters 14 or 14A of the Listing Rules. However, in the interests of completeness, general disclosure of the China Cargo Acquisition is made in this announcement on a voluntary basis.

After completion of the Acquisitions, the Target Company will become a wholly-owned subsidiary of the Company.

REASONS FOR ENTERING INTO THE ACQUISITIONS AND BENEFITS EXPECTED TO ACCRUE TO THE COMPANY

The Target Company and China Cargo are two important subsidiaries of the Company in its freight transportation business, and are two closely-linked parts of both downstream and upstream ends in its freight transportation services. However, freight transportation growth has been sluggish for a long time, which has primarily been reflected in serious overall losses and a loss of market share. In order to integrate the freight transportation business of the Group, realise the transformation of the Group's business model by combining the air and ground logistics services, extend both downstream and upstream ends of the value chain, expand the business of air-ground transportation, strive to develop the express delivery business, and provide "end-to-end, door-to-door" service, the Company decided to acquire the COSCO Sale Interests and China Cargo Sale Interests from COSCO and China Cargo respectively. After the completion of the Acquisitions, the Target Company will become a wholly-owned subsidiary of the Company. The Acquisitions are not expected to have a material impact on the Company's normal operations and financial condition.

The terms and conditions of the Acquisitions are agreed after arm’s length negotiations between the parties. The Directors (including the independent non-executive Directors) believe that the terms and conditions of the Acquisitions are fair and reasonable and in the interests of the shareholders of the Company as a whole.

3

LISTING RULES IMPLICATIONS

COSCO is a substantial shareholder of the Target Company, which in turn is a subsidiary of the Company, and COSCO is thus a connected person of the Company. Accordingly, the COSCO Acquisition constitutes a connected transaction of the Company.

As the relevant applicable percentage ratios set out in the Listing Rules in respect of the COSCO Acquisition are less than 5%, the COSCO Acquisition is subject to reporting and announcement requirements under Rule 14A.32 of the Listing Rules and is exempt from the approval of the independent shareholders of the Company.

The resolution regarding considering and approving the Acquisitions has been passed at the 2012 fifth regular meeting of the Board held on 30 October 2012. None of the Directors has any material interests in the Acquisitions.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following terms shall have the following meanings:

“Acquisitions”	means the COSCO Acquisition and China Cargo Acquisition;
“Agreement”	means the agreement dated 6 December 2012 entered into between the Company and COSCO regarding the COSCO Acquisition;
“Board”	means the board of directors of the Company;
“China Cargo”	means 中國貨運航空有限公司 (China Cargo Airlines Co., Ltd.), a limited liability company established in the PRC owned as to 51% by the Company;

“China Cargo Acquisition”	means the acquisition of the 1% equity interests in the Target Company by the Company from China Cargo under the agreement dated 6 December 2012 entered into between the Company and China Cargo;
“China Cargo Sale Interests”	means 1% of the entire issued share capital of the Target Company held by China Cargo;

“Company”

means 中國東方航空股份有限公司(China Eastern Airlines Corporation Limited), a joint stock limited company incorporated in the PRC with limited liability, whose H shares, A shares and American depositary shares are listed on the Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange, Inc., respectively;

“Consideration”	means the consideration for the COSCO Acquisition (being RMB562,266,000) payable by the Company to COSCO pursuant to the Agreement;

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“COSCO”	means 中國遠洋運輸（集團）總公司(China Ocean Shipping (Group) Company), a PRC state-owned enterprise;
“COSCO Acquisition”	means the acquisition of the 29.7% equity interests in the Target Company by the Company from COSCO under the Agreement;
“COSCO Sale Interests”	means 29.7% of the entire issued share capital of the Target Company held by COSCO;
“Directors”	means the directors of the Company;
“Group”	means the Company and its subsidiaries;
“Listing Rules”	means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;
“PRC” "PRC Valuer"	means the People’s Republic of China; means 上海东洲资产评估有限公司(Shanghai Orient Certified Appraisal Co., Ltd);
“RMB”	means renminbi, the lawful currency of the PRC;
“Stock Exchange”	means The Stock Exchange of Hong Kong Limited;
“Target Company”	means 上海東方遠航物流有限公司 (Shanghai Eastern Logistics Co., Ltd.), which is held 69.3% by the Company, 29.7% by COSCO and 1% by China Cargo as at the date of this announcement; and
“Valuation Report”	means the valuation report prepared by the PRC Valuer in respect of the total assets and liabilities of the Target Company as at 31 December 2011.

By order of the Board

中國東方航空股份有限公司

CHINA EASTERN AIRLINES CORPORATION LIMITED

Wang Jian

Joint Company Secretary

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As at the date of this announcement, the Directors are:

Liu Shaoyong (Chairman)

Ma Xulun (Vice Chairman, President)

Xu Zhao (Director)

Gu Jiadan (Director)

Li Yangmin (Director, Vice President)

Tang Bing (Director, Vice President)

Luo Zhuping (Director)

Sandy Ke-Yaw Liu (Independent non-executive Director)

Wu Xiaogen (Independent non-executive Director)

Ji Weidong (Independent non-executive Director)

Shao Ruiqing (Independent non-executive Director)

Shanghai, the PRC

6 December 2012

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